NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

August 8, 2023

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Gilmore

Ms. Jennifer Thompson

Mr. Chris Dunham

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Niu Technologies (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 21, 2023
File No. 001- 38696

Dear Ms. Singleton, Ms. Gilmore, Ms. Thompson and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “2022 Form 20-F”) and the Company’s response letters submitted on July 10, 2023 and July 21, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 19. Exhibits, page 138

1.	We have reviewed your response to prior comment 8. Please amend your December 31, 2022 Annual Report on Form 20-F in its entirety to properly include corrected Exhibits 13.1 and 13.2, as soon as practicable.

In response to the Staff’s comment, the Company has filed an amendment to the 2022 Form 20-F with the Commission to amend the 2022 Form 20-F in its entirety and include the corrected Exhibits 13.1 and 13.2.

*           *           *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-6432-1899 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Niu Technologies

By:	/s/ Fion Wenjuan Zhou
Name: Fion Wenjuan Zhou
Title: Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Xu, Partner, KPMG Huazhen LLP